Exhibit 21

List of Significant Subsidiaries

The following subsidiaries are 100 percent owned, directly or indirectly, and were consolidated by Marathon Oil Corporation at December 31, 2002:

Name of Subsidiary	State or jurisdiction in which incorporated

MOC Portfolio Delaware	Delaware
Marathon International Oil Company	Delaware
Marathon Oil Company	Ohio
Marathon Oil U.K., Ltd.	Delaware
Marathon Petroleum Investment, Ltd.	Delaware
Marathon Petroleum West of Shetlands Limited	England & Wales
Marathon EG Methanol Limited	Cayman Islands

The following subsidiaries are 62 percent owned, directly or indirectly, by Marathon Oil Corporation at December 31, 2002:

Marathon Ashland Petroleum LLC	Delaware
Speedway SuperAmerica LLC	Delaware

Names of particular subsidiaries have been omitted from the above list since, considered in the aggregate, they would not constitute a significant subsidiary at December 31, 2002.